FIRM and AFFILIATE OFFICES
Duane Morris
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	August 5, 2005	PITTSBURGH
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PALM BEACH
WESTCHESTER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg
                  Senior Assistant Chief Accountant

Re:	Donegal Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-15341
Ladies and Gentlemen:
     On behalf of Donegal Group Inc. (“DGI”), we are responding to the comments you raised in your June 24, 2005 letter to DGI. One of our partners, Kathleen M. Shay, had previously advised you that DGI’s response would be forthcoming as of July 31, 2005 and has subsequently advised you that DGI’s response will be submitted on August 5, 2005.
     For convenience in responding to your letter, we have included the text of each of your comments in italics followed by DGI’s response to that comment.
Liabilities for Losses and Loss Expenses, page 15
1.	In your disclosure supporting the Industry Guide 6 table, you state that loss data in the table includes business allocated from the Mutual Company. Please provide us information about the changes in your pool participation percentages and any other terms of your pooling and reinsurance arrangements and the related impact on your loss reserves over the ten year period. If the impact of those changes is material, tell us why you did not discuss reinsurance transactions or changes in such terms as required by Section 2A of Industry Guide 6.

Duane Morris llp

ONE LIBERTY PLACE PHILADELPHIA, PA 19103-7396	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

August 5, 2005
     DGI, an insurance holding company since its formation in 1986, through DGI’s wholly owned subsidiary, Atlantic States Insurance Company (“Atlantic States”), has participated in an inter-company pooling agreement since 1986 with Donegal Mutual Insurance Company (the “Mutual Company”). Both Atlantic States and the Mutual Company place all of their direct business into the pool, and Atlantic States and the Mutual Company then proportionately share the pooled business in accordance with the terms of the pooling agreement. There have been no changes to the terms of the pooling agreement during the past four years. Since the business in the pool is homogenous (i.e., Atlantic States has a 70% share of the entire pool and the Mutual Company has a 30% share of the entire pool), management believes that pooling transactions between Atlantic States and the Mutual Company have had no substantial disproportionate impact on the loss reserves of either company. DGI does not anticipate any significant changes in the pooling and reinsurance agreements with the Mutual Company, including changes in its pool participation levels in the foreseeable future. The following table sets forth, by percentage, the proportionate share of the pool for Atlantic States and the Mutual Company in each of the past ten years:

	Percentage of Pool to
Year Ended December 31	Mutual Company	Atlantic States (DGI)
2004	30%	70%
2003	30	70
2002	30	70
2001	30	70
2000 (effective July 1)	30	70
2000 (to June 30)	35	65
1999	35	65
1998	35	65
1997	35	65
1996	35	65
1995	40	60
     Given the small size of the changes in the relative pool percentages, with only two changes aggregating 10% over the last ten years, an average of 1% per year, management does not consider the impact to be material or require additional public disclosure.
     The same conclusion that no additional disclosure is required comes from an analysis of the relative amounts of loss and loss expense reserves assumed through the operation of the pooling agreement. The relative sharing of loss and loss expense reserves between the Mutual Company and DGI has not changed significantly over the past ten years as a result of

Securities and Exchange Commission

August 5, 2005
changes to the pooling agreement; however, the relative percentage of DGI’s share of pooled loss and loss expense reserves to DGI’s gross (direct and assumed) liability for losses and loss expenses has decreased slightly over the past several years as a result of acquisitions by DGI. The following table indicates the assumed pool reserves of DGI as a percentage of its gross liability for losses and loss expenses:

As of	Reserves Assumed
December 31	From Pool	Gross Reserves	Percentage
	(dollars in thousands)
2004	$127,128	$267,190	48	%(1)
2003	121,298	217,914	56
2002	113,851	210,692	54
2001	99,664	179,840	55
2000	84,806	156,476	54
1999	80,259	149,979	54
1998	76,499	141,409	54	(2)
1997	74,631	118,112	63
1996	71,281	110,023	65
1995	66,021	97,234	68

(1)	Reduction primarily attributable to DGI’s January 1, 2004 acquisitions of Le Mars Insurance Company (“Le Mars”) and Peninsula Insurance Group (“Peninsula”).

(2)	Reduction primarily attributable to DGI’s November 1, 1998 acquisition of Southern Heritage Insurance Company.
     Excluding reserves of entities acquired by DGI in 2004, DGI’s percentage of assumed pool reserves to gross reserves was 54% in 2004.
     Over the past ten years, DGI has implemented various changes to its third-party reinsurance and other reinsurance agreements with the Mutual Company to reflect changes in its business profile due to premium growth and acquisitions. These changes have included modest increases in retentions and increased catastrophe and casualty excess of loss coverages. DGI does not believe that these changes have materially impacted its loss and loss expense reserves. DGI’s third-party reinsurance is discussed more fully in the response to your Comment 11.

Securities and Exchange Commission

August 5, 2005
     DGI believes that neither the impact of year-to-year changes in the percentage of assumed to gross liabilities for losses and loss expenses, nor the impact of other changes in the reinsurance agreements between the Mutual Company and DGI (as described in detail in DGI’s 2004 Annual Report, Note 3 – Transactions with Affiliates), on the one hand, and DGI and its external reinsurers, on the other hand, are of sufficient substance or materiality as to require additional disclosure in DGI’s SEC filings.
     However, as a matter of achieving higher-quality disclosures in its SEC filings, DGI will expand its footnote disclosure to include additional information about its third party reinsurance and the impact of the pooling agreement and other reinsurance agreements with the Mutual Company in future filings with the SEC, starting with its Form 10-Q for the quarter ended June 30, 2005.
Exhibit 13 – Annual Report to Shareholders
Management’s Discussion and Analysis
Critical Accounting Policies and Estimates, page 10
2.	This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please provide us information about the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Tell us why you have not provided these disclosures in your filing. Please refer to the next comment for your critical accounting estimates related to losses and loss expenses.
     Although DGI makes estimates in determining other-than-temporary declines in its investment portfolio, the computation of its deferred policy acquisition costs and its liability for guaranty fund liability accruals, it has been DGI’s historical experience that such estimates have not shown material variability because of uncertainties in applying accounting principles or as a result of sensitivities to changes in key assumptions. However, as a matter of achieving higher-quality disclosure to investors, DGI will expand its MD&A disclosure to include additional information about the variability of these estimates in its future filings with the SEC, starting with its Form 10-Q for the quarter ended June 30, 2005. Reference is also made to DGI’s response to your Comment 3.

Securities and Exchange Commission

August 5, 2005
3.	Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management’s Discussion and Analysis. Your disclosure regarding losses and loss expenses does not appear to include an adequate explanation of the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Accordingly, please provide us the following information for each of your lines of business and tell us why you have not provided these disclosures in your filing.
•	Tell us the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

•	Tell us the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

•	Provide more precise insight into the existence and effects on future operations and financial condition of known trends in claim frequency and severity. Link this discussion to liquidity and capital resources.

•	For each of your longer-tail businesses, such as workers’ compensation, provide us with more insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Information you should consider, but not be limited to, include the following:
a.	the number of claims pending at each balance sheet date;

b.	the number of claims reported for each period presented;

c.	the number of claims dismissed, settled, or otherwise resolved for each period;

d.	the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

e.	the total settlement amount for each period;

f.	the cost of administering the claims;

g.	emerging trends that may result in future reserve adjustments; and

Securities and Exchange Commission

August 5, 2005
if management is unable to estimate the possible loss or range of loss, a statement to that effect.
     This response discusses your point that DGI’s MD&A does not appear to explain adequately DGI’s process of making estimates of losses and loss expenses and why DGI has not included such information in its historical filings with the Commission. Your comment requests specific data, which is as follows:
     •       Gross reserves for losses and loss expenses were $267.2 million at December 31, 2004. After deducting reinsurance recoverable of $95.8 million, net reserves for losses and loss expenses were $171.4 million at December 31, 2004.
     •       Based upon information provided by DGI’s independent actuaries during the development of DGI’s net reserves for losses and loss expenses for the year ended December 31, 2004, DGI developed a range from a low of $125.1 million to a high of $215.6 million and with a most-likely number of $171.4 million. For the year ended December 31, 2004, DGI used the most-likely number as determined by its independent actuaries.
     •       Reserve estimates are based on management’s assessment of known facts and circumstances, review of historical loss settlement patterns, estimates of trends in claims severity, frequency, legal and regulatory changes and other factors. DGI records the actuarial best estimate of the ultimate unpaid losses and loss expenses incurred. Actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, have been consistently applied, including consideration of recent case reserve activity. The range of estimates of the ultimate net unpaid losses and loss settlement expenses based upon information provided by DGI’s independent actuaries for commercial lines in 2004 was $68.1 million to $115.2 million (DGI selected the actuaries’ most-likely number of $91.8 million) and for personal lines in 2004 was $57.0 million to $100.4 million (DGI selected the actuaries’ most-likely number of $79.6 million).
     •       DGI’s reserve for unpaid losses and loss expenses is based on current trends in loss and loss expense development and reflects DGI’s best estimate for future amounts needed to pay losses and loss expenses with respect to incurred events currently known to DGI plus IBNR. DGI’s liability for losses and loss expenses at December 31, 2004 represents the level cited as most likely by DGI’s independent actuaries. Even so, the ultimate liability of DGI for losses and loss expenses will likely differ from amounts recorded at December 31, 2004.
     •       DGI has evaluated the effect on its loss and loss expense reserves and stockholders’ equity in the event of reasonably likely changes in the variables considered in establishing loss and loss expense reserves. The range of reasonably likely changes was

Securities and Exchange Commission

August 5, 2005
established based on a review of changes in accident year development by line of business and applied to loss reserves as a whole. The selected range does not necessarily indicate what could be the potential best or worst case or likely scenario. The following table sets forth the effect on DGI’s loss and loss expense reserves and stockholders’ equity in the event of reasonably likely changes in the variables considered in establishing loss and loss expense reserves:

	Adjusted Loss and		Adjusted Loss and
Change in Loss	Loss Expense	Percentage Change	Loss Expense	Percentage Change
and Loss Expense	Reserves Net of	in Equity as of	Reserves Net of	in Equity as of
Reserves Net of	Reinsurance as of	December 31,	Reinsurance as of	December 31,
Reinsurance	December 31, 2004	2004(1)	December 31, 2003	2003(1)
(dollars in thousands)
(10.0)%	$154,288	4.6%	$125,006	4.3%
(7.5)	158,574	3.4	128,479	3.2
(5.0)	162,859	2.3	131,951	2.2
(2.5)	167,145	1.1	135,424	1.1
Base	171,431	—	138,896	—
2.5	175,717	-1.1	142,368	-1.1
5.0	180,003	-2.3	145,841	-2.2
7.5	184,288	-3.4	149,313	-3.2
10.0	188,574	-4.6	152,786	-4.3

(1)	Net of income tax effect.
     DGI’s liability for losses and loss expenses by major line of business as of December 31, 2004 consisted of the following:

December 31, 2004
(dollars in thousands)
Commercial lines:
Automobile	$22,656
Workers’ compensation	37,995
Commercial multi-peril	27,867
Other	3,315

Total commercial lines	91,833

Personal lines:
Automobile	67,276
Homeowners	10,449
Other	1,873

Total personal lines	79,598

Total commercial and personal lines	171,431
Plus reinsurance recoverable	95,759

Total liability for losses and loss expenses	$267,190

Securities and Exchange Commission

August 5, 2005
     •      DGI has experienced slight declines in claim frequency over the past ten years in its primary lines of business. Over the same period, DGI has also experienced slight increases in claim severity. Increased severity can be attributed to increased medical cost trends, inflationary trends and litigation trends that have particularly impacted lines of business where claims tend to be settled over a longer time period. Reference is made to the discussion of liquidity and capital resources in the response to your Comment 7.
     •      DGI seeks to enhance its underwriting results by carefully selecting the product lines it underwrites. For its personal lines products, DGI insures standard and preferred risks in private passenger automobile and homeowners lines. For DGI’s commercial lines products, the commercial risks that DGI primarily insures are mercantile risks, business offices, wholesalers, service providers and artisan risks, avoiding industrial and manufacturing exposures. DGI has limited exposure to asbestos and other environmental liabilities. DGI writes no medical malpractice or professional liability risks. Through the consistent application of this disciplined underwriting philosophy, DGI has avoided many of the “long-tail” issues faced by other insurance companies. The following table presents 2004 and 2003 claim count and payment amount information for personal automobile, commercial automobile and workers’ compensation. Substantially all of the claims represent a large number of relatively small individual claims involving claims of a similar type.

	For Year Ended
	December 31,
	2004	2003
	(dollars in thousands)
Personal automobile:
Number of claims pending, beginning of period	5,355	6,021
Number of claims reported	8,612	8,793
Number of claims settled or dismissed	8,957	9,459

Number of claims pending, end of period	5,010	5,355

Losses paid	$43,784	$42,393
Loss expenses paid	6,959	5,886

Commercial automobile:
Number of claims pending, beginning of period	947	1,015
Number of claims reported	1,397	1,306
Number of claims settled or dismissed	1,464	1,374

Number of claims pending, end of period	880	947

Securities and Exchange Commission

August 5, 2005

	For Year Ended
	December 31,
	2004	2003
	(dollars in thousands)
Losses paid	$9,731	$6,966
Loss expenses paid	1,952	1,315

Workers’ compensation:
Number of claims pending, beginning of period	1,808	1,918
Number of claims reported	1,926	2,143
Number of claims settled or dismissed	2,058	2,253

Number of claims pending, end of period	1,676	1,808

Losses paid	$14,341	$13,595
Loss expenses paid	2,755	2,524
     Although information is shown above for personal automobile and commercial automobile to provide additional detail in the discussion of claim trends, DGI’s management generally does not consider these businesses to be “longer-tail” businesses. DGI will expand its disclosure in future annual filings with the SEC to include this information for workers’ compensation, which DGI’s management does consider to be a “longer-tail” business.
     As a matter of achieving higher-quality disclosure to investors, DGI will expand its disclosures in its future filings with the SEC to include a discussion of the judgments and uncertainties surrounding loss and loss expense reserve estimates and the potential impact on its financial statements, starting with its Form 10-Q for the quarter ended June 30, 2005.
4.	It appears that in 2004 and 2002 you significantly revised your estimates of loss reserves recorded in prior years. For each of these changes in estimate, please provide us the following information by line of business and tell us why you have not provided these disclosures in your filing. Include a discussion of the impact of the acquired business of Le Mars and Peninsula on your 2004 loss experience.
•	Identify the years to which the change in estimate relates and the amount of the related loss reserve as of the beginning of the year that was re-estimated. Explain to us and quantify offsetting changes in estimates that increase and decrease the loss reserve.

•	Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

•	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

Securities and Exchange Commission

August 5, 2005
•	Explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

•	Tell us about any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Explain the rationale for a change in estimate that does not correlate with these trends.
     This response is to your comment that it appears that in 2004 and 2002, DGI significantly revised its estimate of loss reserves recorded in prior years.
     DGI made no significant changes in its reserving philosophy, key reserving assumptions or claims management in 2004 or 2002, even though those years reflected changes in reserve estimates. Changes in DGI’s estimate of the liability for losses and loss expenses generally reflect actual payments and the evaluation of information received since the prior reporting date. There have been no significant offsetting changes in estimates that increased or decreased the loss and loss expense reserves in these periods.
     •      DGI’s unfavorable development of $6.8 million in calendar year 2002 resulted from adverse loss trends experienced in accident years 1999 through 2001. DGI experienced variations from expected claim severity in the private passenger and commercial automobile liability, workers’ compensation and commercial multi-peril lines of business in these accident years, impacting the incurred losses and loss expenses recognized in calendar year 2002 as such prior accident year claims were re-estimated or settled during that year. As increased litigation and medical loss cost trends were recognized, these trends were factored into DGI’s estimation of reserves for new and unsettled claims.
     •      DGI’s favorable development in calendar year 2004 of $7.2 million included favorable developments of $3.6 million from Le Mars and $1.4 million from Peninsula, both of which were acquired on January 1, 2004. Excluding Le Mars’ and Peninsula’s developments, DGI’s reserve change during 2004 was a favorable development of $2.2 million, which represented 1.5% of the outstanding net reserves at December 31, 2003. Management believes that this 1.5% development represented a reasonable variation from the reserves as originally established and was not sufficiently material to require additional disclosure.
     •      The development of reserves from Le Mars and Peninsula primarily resulted from the favorable settlement of open claims in the private passenger automobile liability line of business. The absence of severe weather events in the Midwest provided the Le Mars claim staff additional time to settle open claims during 2004, resulting in a significant

Securities and Exchange Commission

August 5, 2005
decrease in Le Mars’ open claims inventory and contributing to the favorable development. DGI provided additional expertise and support to the Le Mars and Peninsula claims function to enhance their claims practices and settlement processes, further contributing to the favorable development of their prior accident year reserves.
     •      Excluding the impact of isolated catastrophic weather events, DGI has noted slight downward trends in the number of claims incurred and number of claims outstanding at period ends relative to DGI’s premium base in recent years across most of DGI’s lines of business. However, the amount of the average claim outstanding has increased gradually over the past several years as the property/casualty insurance industry has experienced increased litigation trends, periods in which economic conditions extended the estimated length of disabilities, increased medical loss cost trends and a general slowing of settlement rates in litigated areas. Reference is also made to the discussion of claim trends in the response to your Comment 3.
     DGI believes that its periodic SEC filings made appropriate disclosure of the foregoing developments. However, as a matter of achieving higher-quality disclosure to investors, DGI will expand its disclosures in its future annual filings with the SEC to include additional information regarding its loss and loss expense reserve developments.
Management’s Evaluating of Operating Results, page 1
5.	An objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow to facilitate investors’ determination of the likelihood that past performance is indicative of future performance. This disclosure should include a discussion and quantification of the specific factors underlying changes in your operating results and known trends and uncertainties. In particular, we noted that trends in accident frequency and severity and the pooling agreement between Atlantic States and the Mutual Company, which appeared to significantly increase your profit in each of the past three years, were not discussed in your MD&A. Please provide us information and tell us why you have not provided these disclosures in your filing. Include an analysis of the impact on operating results of all pooling and reinsurance agreements with the Mutual Company, an analysis of known trends and uncertainties affecting these insurance pools and any expected changes in the pool and your pool participation levels.
     DGI’s premium growth rate and underwriting results have been, and continue to be, influenced by strong market conditions in the regions in which it conducts business. Increased industry pricing in recent years for commercial and personal insurance has

Securities and Exchange Commission

August 5, 2005
allowed DGI and many other insurers to obtain higher premiums for its products while maintaining its competitive position in the insurance marketplace.
     DGI believes that principal factors in its earnings growth in the past several years have been the strong market conditions in the areas in which it operates, overall premium growth, earnings from acquisitions and disciplined underwriting practices, and believes that this information is appropriately reflected in DGI’s MD&As.
     Since the business in the pool is homogenous (i.e., DGI has a 70% share of the entire pool and the Mutual Company has a 30% share of the entire pool), DGI does not believe that the increase in DGI’s earnings growth over the past several years has come at the expense of the Mutual Company, and management believes that pooling transactions between DGI and the Mutual Company have had no substantial disproportionate impact on the results of operations or future prospects of either company.
     The impact of DGI’s other reinsurance agreements with the Mutual Company is discussed in detail in DGI’s 2004 Annual Report, Note 3 – Transactions with Affiliates. Given the modest impact of these agreements on operating results, management did not consider the impact to be material or require additional disclosure in the MD&A.
     DGI does not anticipate any significant changes in the pooling and reinsurance agreements with the Mutual Company, including changes in its pool participation levels in the foreseeable future. As disclosed in our 2004 annual report on Form 10-K, all agreements and all changes to existing agreements between the Mutual Company and DGI are subject to approval by a coordinating committee that is comprised of two DGI board members who do not serve on the Mutual Company’s board and two board members of the Mutual Company who do not serve on DGI’s board. In order to approve an agreement or a change in an agreement, DGI’s members on the coordinating committee must conclude that the agreement or change is fair to DGI and its stockholders and the Mutual Company’s members on the coordinating committee must conclude that the agreement or change is fair to the Mutual Company and its policyholders.
     The property and casualty insurance industry is highly cyclical, and individual lines of business experience their own cycles within the overall insurance industry cycle. Premium rate levels are related to the availability of insurance coverage, which varies according to the level of surplus in the insurance industry. The level of surplus in the industry varies with returns on capital and regulatory barriers to withdrawal of surplus. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. If DGI were to find it necessary to reduce premiums or limit premium increases due to competitive pressures on pricing, DGI could experience a reduction in its

Securities and Exchange Commission

August 5, 2005
profit margins and revenues, an increase in its ratios of losses and expenses to premiums and, therefore, lower profitability. The cyclicality of the market and its potential impact on DGI’s results is difficult to predict with any significant reliability.
     As a matter of achieving higher-quality disclosure to investors, DGI will expand its disclosures to include a discussion of specific factors underlying changes in its operating results and known trends and uncertainties in its future filings with the SEC, starting with its Form 10-Q for the quarter ended June 30, 2005.
6.	Please explain specifically to us how the risk profile of the Mutual Company’s business (e.g. types of products, pricing practices and underwriting standards) differs from that of Atlantic States and how these differences have changed over time and are expected to change in the future. Explain to us the likelihood of adverse risk development on business of the Mutual Company included in the pool and the actions you would take to mitigate the related impact on the Company. Tell us why you did not provide this disclosure in your filing.
     The risk profile of the business written by the Mutual Company historically has been, and continues to be, substantially similar to that of DGI. The products, classes of business underwritten, pricing practices and underwriting standards of both companies are determined and administered by the same management and underwriting personnel. Further, the companies share a combined business plan to achieve market penetration and underwriting profitability objectives. The products marketed by DGI and the Mutual Company are generally complementary, thereby allowing DGI to offer a broader range of products to a given market and to expand its ability to service an entire personal lines or commercial lines account; e.g., the Mutual Company and DGI can each offer products with different loss cost multipliers in states, such as Pennsylvania, that permit only one product per company. Distinctions within the products of the respective companies generally relate to specific risk profiles targeted within similar classes of business. E.g., in certain jurisdictions, DGI differentiates the products of the respective companies in terms of the target market, such as preferred tier versus standard tier products. Because the business of both companies is pooled and the results shared by each company according to its participation level, the underwriting pool is intended to produce a more uniform and stable underwriting result from year to year for each company than they would experience individually and to spread the risk of loss between each company. Pooled business represents the predominant percentage of the net underwriting activity of both companies, and DGI and the Mutual Company would proportionately share any adverse risk development of the pooled business. Reference is made to the “Risk Factors” section of DGI’s annual reports on Form 10-K, where DGI believes that full description of this risk has been included in its public disclosure for many years.

Securities and Exchange Commission

August 5, 2005
Liquidity and Capital Resources, page 14
7.	Disclosure of the more-likely-than-not impact of known trends, demands, commitments and uncertainties on your liquidity and capital resources is consistent with the objectives of Management’s Discussion and Analysis. We note that you do not discuss the impact of the pooling agreement with the Mutual Company and unexpected variations in the timing of claim payments associated with your loss reserves and the maturity of your investments on future liquidity and results of operations. Please provide this information to us and tell us why you have not provided this disclosure in your filing.
     DGI has historically generated sufficient net positive cash flow from its operations to fund its commitments by a comfortable margin and build its investment portfolio. The impact of the pooling agreement has been generally cash flow positive because of the historical underwriting profitability of the pool. The pool is settled monthly, thereby resulting in cash flows substantially similar to cash flows that would result from the underwriting of direct business. DGI has not experienced any unusual variations in the timing of claim payments associated with its loss reserves. DGI maintains a high degree of liquidity in the form of readily marketable fixed maturities, equity securities and short-term investments. DGI’s fixed-maturity investment portfolio is structured following a “laddering” approach, so that projected cash flows from investment income and principal maturities are evenly distributed from a timing perspective, thereby providing an additional measure of liquidity to meet DGI’s obligations should an unexpected variation occur in the future.
     Although DGI believes that its prior SEC filings had adequately disclosed its liquidity and any related risks, DGI will include additional information relating to the liquidity from net payments from the pool in its future SEC filings, starting with its Form 10-Q for the quarter ended June 30, 2005.
8.	We note that you have not provided a table of contractual obligations as required by Item 303(a)(5) of Regulation S-K. Due to the significance of estimated payments associated with your loss reserves we believe that exclusion of claim payments associated with your loss reserves from a contractual obligation table unduly limits investors’ evaluation of your liquidity and capital resources. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of Item 303(a)(5) of Regulation S-K. Please provide us this information and tell us why you have not provided this disclosure in your filing.

Securities and Exchange Commission

August 5, 2005
     The following table summarizes DGI’s contractual liabilities as of December 31, 2004:

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(dollars in thousands)
Contractual obligations:
Subordinated debentures	$30,929	$—	$—	$—	$30,929
Net liability for unpaid losses and loss expenses	171,431	76,881	78,617	7,759	8,174

Total	$202,360	$76,881	$78,617	$7,759	$39,103

     The timing of the amounts for the net liability for unpaid losses and loss expenses is estimated based on historical experience and expectations of future payment patterns.
     DGI had not historically included unpaid loss and loss expense reserve information in its disclosure of contractual obligations, because it believed that this information was adequately covered by DGI’s disclosures with respect to unpaid losses and loss expenses. DGI will include a table of contractual obligations that includes DGI’s liabilities for losses and loss expenses in its future SEC filings, starting with its Form 10-Q for the quarter ended June 30, 2005.
Consolidated Financial Statements
General
9.	Rule 4-08(k) of Regulation S-X requires all amounts arising from related party transactions, such as your pooling and reinsurance agreements with the Mutual Company, be presented in separate captions on the face of your financial statements. Please provide us this information and tell us why you have not provided these disclosures in your filing.
     DGI has presented related party transaction amounts parenthetically on the face of the Statement of Income for both premiums and losses. Additional disclosures, including the details of the parenthetical information, are contained within Note 3 – a. to the financial statements. For instance, the Statement of Income parenthetical premium item for 2004 of $100.8 million is the net product of Atlantic States’ assumed premiums from the pool of $167.9 million minus its ceded premiums to the pool of $62.8 million and minus DGI’s subsidiaries’ ceded premiums to the Mutual Company of $4.3 million. In future annual filings with the SEC, Note 3 will be revised to show in tabular fashion disclosures that reconcile to the parenthetical information on the face of the financial statements.

Securities and Exchange Commission

August 5, 2005
     Expanded parenthetical disclosures on the Statement of Income and Consolidated Balance Sheet referencing the financial statement note containing the expanded disclosures will also be included in future annual SEC filings.
Note 1. Summary of Significant Accounting Policies
Reinsurance Accounting and Reporting, page 21
10.	Disclosure of the methods and assumptions used to recognize costs and expenses associated with reinsurance transactions, including your pooling arrangement with the Mutual Company, is consistent with the objectives of SFAS 113. Please provide us this information and tell us why you have not provided these disclosures in your filing.
     DGI’s reinsurance transactions are recorded on a basis consistent with Financial Accounting Standard (FAS) 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.” Premiums earned and losses and loss expenses incurred are presented net of reinsurance activities in DGI’s Statements of Income. Gross losses and loss expenses incurred are reduced for amounts expected to be recovered under reinsurance agreements. Reinsurance transactions are recorded gross in the Consolidated Balance Sheets. Estimated reinsurance recoverables and receivables for ceded unearned premiums are recorded as assets, with liabilities recorded for related unpaid losses and expenses and unearned premiums. Reinsurance premiums are recognized as revenue on a pro-rata basis over the policy term.
     DGI’s Summary of Significant Accounting Policies, as presented in Note 1 to the Consolidated Financial Statements, will be expanded in its future annual SEC filings to indicate that its reinsurance transactions are recorded in a manner consistent with FAS 113.
Note 10. Reinsurers, page 27
11.	It appears that you do not provide an adequate description of the nature of your reinsurance arrangements as required by Rule 7-03(a)(13)(c) of Regulation S-X. Please provide us this information and tell us why you have not provided these disclosures in your filing. Also, we note that reinsurance receivables at December 31, 2004 represented approximately 60% of premium assumed from the Mutual Company during the year. In your response to us, include an explanation of regulatory or other restrictions on the ability of the Mutual Company to fund its obligations under the pooling and reinsurance agreements with you.

Securities and Exchange Commission

August 5, 2005
     The Mutual Company is not subject to any regulatory or other restrictions on its ability to fund its obligations under the pooling and other reinsurance agreements with DGI. The Mutual Company’s policyholders’ surplus as of December 31, 2004 was $92.8 million, and the Mutual Company has an A (Excellent) rating from the A.M. Best Company.
     The following narrative appeared in Part 1, Item 1 of DGI’s 2004 Form 10-K relating to its third party reinsurance:
     “Atlantic States, Southern and the Mutual Company purchase reinsurance on a combined basis. Le Mars and Peninsula have separate reinsurance programs that provide similar types of coverage and that are commensurate with their relative size and exposures. We use several different reinsurers, all of which, consistent with our requirements, have an A.M. Best rating of A- (Excellent) or better or, with respect to foreign reinsurers, have a financial condition that, in the opinion of our management, is equivalent to a company with at least an A- rating.
     “The following information relates to the external reinsurance Atlantic States, Southern and the Mutual Company purchase includes:
•       “excess of loss reinsurance,” under which our losses are automatically reinsured, through a series of contracts, over a set retention ($300,000 for 2004 with us having a 10% participation for losses up to $1.0 million), and
•       “catastrophic reinsurance,” under which we recover, through a series of contracts, between 95% and 100% of an accumulation of many losses resulting from a single event, including natural disasters ($3.0 million retention for 2004).
“The amount of coverage provided under each of these types of reinsurance depends upon the amount, nature, size and location of the risk being reinsured.
“Our principal third party reinsurance agreement in 2004 was a multi-line per risk excess of loss treaty with Folksamerica Reinsurance Company, Hannover Ruckversicherungs-AG and Dorinco Reinsurance Company that provided 90% coverage up to $1.0 million for both property and liability losses.
“For property insurance, we also have excess of loss treaties that provide for additional coverage over the multi-line treaty up to $2.5 million per occurrence. For liability insurance, we have excess of loss treaties that provide for additional coverage over the multi-line treaty up to $40.0 million per occurrence. For workers’ compensation insurance, we have excess of loss treaties that provide for additional coverage over the multi-line treaty up to $5.0 million on any one life.

Securities and Exchange Commission

August 5, 2005
“We have property catastrophe coverage through a series of layered treaties up to aggregate losses of $80.0 million for Atlantic States, Southern and the Mutual Company for any single event. This coverage is provided through as many as twenty reinsurers on any one treaty with no reinsurer taking more than 20% of any one contract.
“On both property and casualty insurance, we and the Mutual Company purchase facultative reinsurance to cover exposures from losses that exceed the limits provided by our respective treaty reinsurance.”
     Although DGI believes that its prior SEC filings have adequately disclosed its third party reinsurance, DGI will include information relating to third party reinsurance in its future Notes to Consolidated Financial Statements, starting with its Form 10-Q for the quarter ended June 30, 2005.
*    *    *
     DGI acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its public filings. DGI also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to DGI’s filing and that DGI may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     DGI would be happy to discuss your comments with you further or meet with you in order to address any questions or concerns.
Sincerely,
Frederick W. Dreher

FWD:am
cc:	DGI
KPMG LLP, Sean X. Stacy, Partner